ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

January 15, 2004

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is as press release by the Company, which has been published by the Company since our last submission of December 22, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dlw 1/23

FILE NO.
82-3907

Press Information

Vienna International Airport: 6.8% plus in passengers for 2003

Total number of passengers exceeds 12 million for the first time.

Low-cost carriers, traffic to Eastern Europe and long-haul flights were the motor for this solid traffic development.

Vienna International Airport also demonstrated above-average growth in 2003 with an increase of 6.8% in the number of passengers. While traffic during the first half year was slowed by the impact of SARS and the war in Iraq, the second six months brought a strong upturn in travel to Eastern Europe and long-haul flights. The low-cost carriers made an important contribution to these positive results through the development of new customer groups. Flight movements showed an increase of 5.5%, maximum take-off weight rose 5% and cargo volume was 8.3% higher. The number of transfer passengers increased 3.2%. The peak traffic day was 29 June 2003, when a total of 50,250 passengers were handled.

Vienna International Airport not only exceeded forecasts with these traffic results but also performed significantly better than other airports in Europe. This information was announced by **Herbert Kaufmann**, Member and Speaker of the Management Board of the publicly traded Flughafen Wien AG, on 15 January at a press conference in Vienna.

In total, Vienna International Airport handled **12,784,505** passengers on 197,089 starts and landings in 2003. For the first time, the number of passengers surpassed the 12 million-mark. The development of traffic in recent years has been supported to a substantial degree by the increasingly popular low-cost carriers. Seven of these airlines now include Vienna in their schedules and offer 176 flights per week to 14 destinations. In 2003 they transported 759,620 passengers. Among these airlines, Air Berlin ranks first with 439,125 passengers and also holds overall third place behind the Austrian Group and Lufthansa.

Traffic to Eastern Europe rose 4.7%, with two-digit growth rates registered in this region over past months. With 40 destinations in Eastern Europe, Vienna International Airport has been able to further expand its leading role as an East-West hub in European air travel.

"The incentives introduced by Flughafen Wien AG to promote the hub concept and long-haul flights were also well received by airlines in 2003," emphasized **Herbert Kaufmann** at the press conference. These measures led to the addition of new destinations in Eastern Europe, which include Baku, Donetsk, Lvov and Rostov, as well as an increase in frequencies on long-haul routes.

The outbreak of SARS caused the cancellation of flights to Peking for several weeks because of low demand, which led to a 47.3% drop in the number of passengers. Figures for Taipei were similar, where the temporary reduction of frequencies led to a 19.5% decline. Vienna International Airport reacted quickly to this situation and decreased the landing tariff for long-haul flights to the Far East and North America by 60%. This measure was introduced on 1 June 2003 and will remain in effect through 31 January 2004, and has been very popular with the airlines.

With the exception of these declines, long-haul flights showed a plus of 6.6%. Traffic to the USA and Canada recorded good growth with an increase of 4.6%.

Vienna International Airport

Declines in the Near and Middle East

Traffic to the Near and Middle East fell 9.6%, not least due to the war in Iraq and resulting change in travel behaviour. A massive slump was recorded in traffic to Teheran (-16.8%), Beirut (-39.0%) and Amman (-26.5%), while Tel Aviv recorded growth of 7.3%.

Top destinations in 2003 London, Moscow, Bangkok and Washington

In scheduled traffic, which comprises 88.9% of total flights at Vienna International Airport, there was a shift in the ranking. London took over first place from Frankfurt and with 344,073 passengers (+5.4%) leads the rating ahead of Frankfurt (-2.8%), Paris (-0.4%) and Zurich (+2.0%). The ranking for Eastern Europe shows Moscow before Warsaw and Bucharest.

In the long-haul segment, Bangkok placed first with a plus of 13.6% ahead of Washington and New York.

Excellent development was recorded by Tokyo (+16.0%), Delhi (+16.7%) and Male (15.6%).

Charter traffic: Antalya again Number 1

Despite a decrease of 10.8%, the Turkish airport Antalya remained the most popular charter destination for Austrians in 2003 with 106,510 passengers. As in the past year, Antalya was followed by Heraklion with 40,859 (+9.8%) and Mallorca with 33,376 (+17.0%) passengers.

Cargo

In keeping with the global economic trend, the cargo segment also recorded solid growth. A total of 173,296 tonnes were handled, which represents an increase of 8.3%. Air cargo registered a plus of 1.8% with 115,651 tonnes and trucking showed growth of 24.2% with 57,645 tonnes.

Outlook

For 2004 Flughafen Wien AG expects continued recovery in the aviation industry and growth of 4.6% in the number of passengers.

The start of daily flights between Dubai and Vienna by Emirate Airlines beginning in May 2004 will certainly add new impulses. The planned increase in frequencies and introduction of new destinations by the Austrian Group will further strengthen Vienna's role as a hub. After a break, Malaysia Airlines will reintroduce the Kuala Lumpur – Vienna – Kuala Lumpur route with the Summer Flight Plan 2004. The accession of Austria's eastern neighbours to the EU will also have a positive impact on Vienna International Airport.

In contrast to other international airports, Vienna did not increase tariffs in 2003. This places Vienna International Airport not only at the average of all European airports, but is also an attractive factor for low-cost airlines.

For additional information contact: Hans Mayer (+43-1-)7007 23000

Vienna International Airport

FACTS & FIGURES 2003

		Change vs. 2002 in %
Passengers (Total)	12,784,504	6.8%
Thereof		
Transfer passengers	4,313,156	3.2%
Flight Movements	197,089	5.5%
MTOW	5,263,472	5.0%
Air cargo	115,651,265	1.8%
Trucking	57,644,804	24.2%
Air Cargo and Trucking	173,296,069	8.3%

	Passengers* (Scheduled)	Change vs. 2002 in %
Europe	4,889,244	9.0
Eastern Europe	900,225	4.7
Western Europe	3,989,019	10.1
Far East	418,426	0.2
Near and Middle East	131,248	-9.6
North America	196,019	4.6
Africa	69,563	-11.1
South America	1,975	-0.2

Key Destinations

			Passengers* (Scheduled)	Change vs. 2002 in %
Eastern Europe:	Nr.1	Moscow	88,233	0.1
Western Europe	Nr.1	London	344,073	5.4
Far East	Nr.1	Bangkok	82,431	13.6
Long-haul	Nr.1	Bangkok	82,431	13.6
Charter	Nr.1	Antalya	106,510	-10.8

** Departing passengers*